

Mail Stop 3720

August 31, 2010

**VIA US MAIL AND FAX  (212) 249-4901**
Edwin Mendlinger
Chief Financial Officer
Beta Music Group Inc.
160 East 65th Street
New York, 10065

> **RE:    Beta Music Group Inc.**
> **Form 8-K filed August 30, 2010**
> **File No.  0-53729**

Dear  Mendlinger:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please amend your Form 8-K to replace Exhibit 16.1 with the required letter from your former auditor. The letter should state whether your former auditor agrees with the statements that you made in your Form 8-K filing, and if not, state the respects in which it does not agree.

If you have any questions, please call Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365.

Sincerely,

Larry Spirgel
Assistant Director